July 18, 2016

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Patheon N.V.
Registration Statement on Form S-1
File No. 333-204789

Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Patheon N.V.’s request that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 PM, Eastern Time, on July 20, 2016, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

i.	Date of preliminary prospectus: July 11, 2016

ii.	Dates of distribution: July 11, 2016 – July 15, 2016

iii.	Number of prospective underwriters to whom the preliminary prospectus was furnished: 13

iv.	Number of prospectuses so distributed:

a)	approximately 4,800 to underwriters

b)	approximately 2,500 to others

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J. P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

JEFFERIES LLC

UBS SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

J. P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
Name: David Lederman
Title: Vice President

JEFFERIES LLC

By:	/s/ Ashley Walker
Name: Ashley Walker
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Hannah Malter
Name: Hannah Malter
Title: Executive Director

By:	/s/ David Lai
Name: David Lai
Title: Executive Director

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]